OUR BUSINESS
RECENT DEVELOPMENTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
AVAILABLE INFORMATION

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82106

GOLDEN STAR RESOURCES LTD.

17,964,960 Common Shares

     These common shares were issued to certain institutional and other accredited investors in a private placement in January 2002 or are issuable upon exercise of common share purchase warrants sold in the above-described placement or issued to the placement agent and a consultant in connection therewith. As of the date of this prospectus, the common shares and the warrants were owned by the selling shareholders listed on pages 6 through 8.

     The selling shareholders may sell the shares from time to time at fixed prices, market prices, prices computed with formulas based on market prices, or at negotiated prices, and may engage a broker or dealer to sell the shares. We will not receive any proceeds from the sale of the shares, but we will bear the costs relating to the registration of the shares.

     Our common shares are traded on the Toronto Stock Exchange under the symbol “GSC.” On March 28, 2002, the closing price for our common shares on the Toronto Stock Exchange was C$2.75 per share. At an exchange rate of $0.63 for each C$1.00, the March 28, 2002 closing price was equivalent to $1.73. The common shares also trade in the United States on the Nasdaq Over-The-Counter Bulletin Board under the symbol “GSRSF.”

     References in this Prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.

     The common shares offered in this prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” contained in our annual report on Form 10-K for the year ended December 31, 2001 and similar disclosures in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2002.

     You should rely only on information contained or incorporated by reference in this prospectus. See “Information Incorporated by Reference” on page 10. Neither Golden Star Resources Ltd. nor the selling shareholders have authorized any other person to provide you with information different from that contained in this prospectus.

     The common shares will not be offered in any jurisdiction where the offering is not permitted.

OUR BUSINESS

     We are an international mining company and gold producer. Since 1999, we have sought to move from a primarily exploration focus, with operations in several areas in Africa and South America, to a primarily production focus, concentrating on operations in Ghana. We own a 90% equity interest in Bogoso Gold Limited, which owns the Bogoso gold mine in Ghana, and have recently acquired mineral rights in the adjacent Prestea property. We have also agreed in principle to purchase the Wassa mine and associated mining rights, located some 35 kilometers from the Bogoso property. We are in the process of selling our interest in the Gross Rosebel project in Suriname to our partner in the project and expect to use the proceeds of this sale and the proceeds of our recent equity financing to provide the equity base to expand our Ghana operations. Through our 73%-owned subsidiary, Guyanor Ressources S.A., we have interests in several gold exploration properties in French Guiana. Our corporate headquarters are located at 10579 Bradford Road, Suite 103, Littleton, Colorado 80127 and our telephone number is (303) 830-9000.

RECENT DEVELOPMENTS

         Faced with a continuing low gold price environment and the difficulty in raising funds from the equity markets for pure exploration, management decided in 1999 to change its business strategy from a pure exploration company to a production, development, and advanced stage exploration company. The first step in the implementation of our new strategy was the September 1999 acquisition of the Bogoso Mine in Ghana. The Bogoso acquisition provided a source of internally generated cash flow from the mining and processing of near-surface oxide gold ores.

         Immediately after purchasing the Bogoso Mine, our focus shifted to the acquisition of additional oxide gold reserves in the immediate vicinity of the Bogoso Mine, which could be processed through the Bogoso mill once the Bogoso Mine reserves were exhausted in late 2001. We were successful in this endeavor acquiring, in mid-2001, the surface mining lease on the Prestea property, which is located adjacent to the Bogoso property.

         Gold has been produced from the Prestea property since the late 1800s under several different owners. While most of the past production at Prestea came from underground operations, there are several zones of oxide and other non-refractory reserves which can be accessed via surface operations and which can be efficiently processed in the Bogoso mill. Currently identified gold reserves at Prestea are sufficient to provide non-refractory feed for the Bogoso mill for approximately five years. In addition, refractory sulfide mineralization is also known to exist on the Prestea property and this material will eventually be incorporated into the Bogoso sulfide feasibility study.

         Mineral rights to the Prestea surface reserves were acquired from two separate entities, Prestea Gold Resources Limited (“PGR”) and Barnato Exploration Limited (“Barnex”) both of which have produced gold from Prestea underground operations in recent years. As a result of our entering into an agreement with PGR in May 2001, PGR surrendered its lease over the Prestea property in June 2001. On June 29, 2001, the Government of Ghana granted BGL a new 30-year mining lease over the surface of the Prestea property, under which BGL has the right to mine the surface resources at Prestea down to a depth of 200 vertical meters. In June 2001, we entered into a binding agreement with Barnex, whereby we acquired certain subsidiaries of Barnex and Barnex also abandoned its rights to the Prestea property. In September, following the completion and acceptance of an environmental impact statement for the Buesichem deposit at the north of the Prestea property, BGL received a mining permit and immediately commenced mining operations. The first Prestea ores were processed through the Bogoso mill in October 2001.

         Several other zones of near-surface, oxide gold mineralization are known to exist within truckable distance of the Bogoso mill and efforts to evaluate and acquire several of these potential resources continue. In addition, we are nearing the publication of a feasibility study to assess the potential of a sulfide gold ore operation to treat the refractory gold ores located on and around the Bogoso and Prestea properties.

         In March 2002, BGL reached an agreement with PGR, the Ghana Mineworkers Union and the Government of Ghana and related parties to form a joint venture, to be managed by BGL, for the assessment and future operations of the Prestea underground mine which replaces elements of the original agreement negotiated in May 2001. BGL will contribute $2.4 million to become a 45% joint venture partner, with PGR also holding 45% and the Government of Ghana holding a 10% carried interest. Under the new agreement, the funds provided to PGR will be used to pay arrears of salary and termination benefits to the Prestea underground miners. It is the intent of the joint venture to place the underground operation on care and maintenance pending completion of an assessment, which will include a comprehensive review of the safety and economic viability of the mine, as well as a review of past environmental practices. As long as BGL’s interest in the joint venture does not drop below 30%, BGL will manage the joint venture. Additional cash requirements not externally funded will be made through voluntary contributions from the two non-governmental participants in the joint venture and their relative percentage interests will be adjusted to reflect any inequality in such contributions.

         In November 2001 we agreed broad terms with Satellite Goldfields Limited (“SGL”) and its senior secured creditors, for the acquisition of the Wassa gold mine (“Wassa”) in Ghana located 35 kilometers east of Bogoso/Prestea. Broad terms of the agreement, which are subject to governmental and court approvals, include an initial consideration of $4.0 million and an additional $5.0 million when and if Golden Star proceeds with development of Wassa using a CIL processing plant. The initial $4.0 million and the subsequent $5.0 million would be funded by a debt facility to be provided by Wassa’s existing senior secured creditors. The debt would be repaid over a period of four years commencing one year after the completion of the transaction during which time Wassa would be redeveloped as a CIL operation.

         Golden Star has also agreed to pay a minimum $7.00 per ounce royalty from future gold production from Wassa. The royalty rate will increase by $1.00 for each $10 increase in the average market price for gold for each quarter above $280 per ounce up to a maximum royalty of $15.00 per ounce.

         In addition to the governmental and court approvals referred to above, the acquisition is subject to (i) the execution of binding definitive documentation, and (ii) Golden Star completing its funding activities for the Bogoso/Prestea gold mine. Unless otherwise agreed by the parties, closing of the transaction is expected to occur in April 2002.

         As at December 31, 2000, the proven and probable reserves at Wassa, as stated by its former owner, Glencar Mining plc, were 14.4 million tonnes grading 1.67 g/t, or 776,000 ounces. We have not completed our detailed investigations and therefore are not in a position to provide our own evaluation of Wassa reserves.

         We plan to temporarily place the Wassa operation on a care and maintenance basis while conducting a feasibility study on the redevelopment of Wassa as a 3 million tonne per annum CIL operation. Based on our own preliminary engineering studies for the CIL redevelopment, we expect that an average of about 100,000 ounces of gold per annum at an average cost of $185 per ounce can be produced at Wassa for a period of six years. The total cost for the CIL feasibility study, construction and commissioning are currently estimated at approximately $16 million.

         We have agreed to sell our interest in the Gross Rosebel project in Suriname ("Gross Rosebel")to our partner in the project, Cambior Inc. in accordance with the following terms: Golden Star will sell its 50% interest in Gross Rosebel to Cambior for a total purchase consideration of $8.0 million in cash plus a price participation royalty on the first seven million ounces of future gold production from Gross Rosebel. In exchange for Gross Rosebel, Golden Star will receive $5.0 million cash from Cambior on closing (of which $3.0 million was received in January 2002) and three deferred payments of $1.0 million each no later than the second, third, and fourth anniversaries of the closing. Once commercial production begins, Cambior will also pay a price participation royalty, equal to the excess of the average market price for gold for each quarter above a hurdle gold price multiplied by 10% of the gold production for the quarter, less the 2% royalty payable in Suriname. For soft ores, the hurdle gold price will be $300 per ounce. For hard ores, the hurdle gold price will be $350 per ounce. As a part of this transaction, we will also transfer to Cambior our interest in the Headley’s Reef and Thunder Mountain properties, contiguous to Gross Rosebel, and our 30% interest in the Omai Gold Mine in Guyana. Cambior will concurrently transfer to Golden Star its 50% interests in the Yaou and Dorlin properties and its 100% interest in the Bois Canon property (all in French Guiana).

         Also in 2001, we conducted a first phase exploration program on the Paul Isnard project in French Guiana, which, through Guyanor, we were developing in a joint venture with Rio Tinto Mining and Exploration Limited (“Rio Tinto”). The program results did not indicate the potential to meet Rio Tinto’s resource target requirements and Rio Tinto elected to withdraw from the agreement under which it could have earned into a share of the project. Although Guyanor is in discussions with several senior mining companies with respect to a possible exploration joint venture for the project (but has not reached an agreement with respect to any such joint venture), we wrote off the balance of $6.9 million of deferred exploration costs in the fourth quarter of 2001.

         Both the Wassa acquisition and the Gross Rosebel sale are subject to conditions and have not closed. Although we currently expect to close both transactions in the second quarter of this year, various factors could cause the closing of either or both transactions to be delayed, could require a renegotiation of certain deal terms or could cause either or both transactions to be abandoned. In particular with regard to the Wassa transaction, we have not completed our due diligence and there remain other conditions to our obligation to close that have not yet been satisfied. Accordingly, we cannot assure you that these transactions will close as anticipated or at all.

         In January 2002 we completed a private placement of 11.5 million units at a price of $0.49 per unit for gross proceeds of $5.6 million ($5.3 million, net). Each unit consists of one common share and one-half of a warrant. Each whole warrant will entitle the holder to the right, for a period of two years, to acquire one further common share at an exercise price of $0.70. Cash commissions and fees equaled 6% of the gross proceeds and warrants (identical to the unit warrants) equal to 6% of the total common shares issued in the private placement were issued to agents and consultants.

         The proceeds from the private placement will be used to contribute to our acquisition and development costs in Ghana. Half of the proceeds from the private placement have been paid directly to Golden Star with the balance having been deposited in escrow. The escrowed funds will become available to us upon (i) the registration of the common shares underlying the units, (ii) the completion of the Cambior transaction, and (iii) the completion of our acquisition of the Wassa property. We expect that these conditions will be met early in the second quarter of 2002, although various factors could delay satisfaction of one or more of these conditions.

         Gold exploration remains an element of our overall strategy but we expect our exploration activities in the immediate future to be in support of our gold production operations. Accordingly, we expect to engage in exploration activities principally in areas that are within truckable distance from the Bogoso mill and Wassa processing facilities where existing data supports a high probability of success. Consistent with this strategy, most of our early and intermediate stage exploration projects have been placed on care and maintenance awaiting a more favorable environment for gold exploration and development.

         In the future, we intend to act more often as operator of our own discoveries although, to improve shareholder benefits, we may still decide, given the nature and size of a project and its mineralized material, to joint venture projects to larger mining companies that have the technical skills and financial resources to develop and operate large modern mining operations. We will continue to pursue new opportunities and may, if warranted, make selective additional acquisitions of promising properties.

         In view of the current gold market environment, we intend to continue to focus on transactions that offer the immediate potential to provide cash flow to fund operations, exploration and development. We will also consider transactions to increase our inventory of exploration properties in West Africa. Various transactions that may be considered include acquisitions of production or development stage mining projects, particularly those opportunities which may exist in our geographical areas of expertise. Transactions involving mergers with other mining and exploration companies may also be considered.

SELLING SHAREHOLDERS

     On January 2, 2002, we sold to 33 accredited investors 11,516,000 units, each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable at an initial exercise price of $0.70 per share, subject to adjustment, and is exercisable until January 2, 2004. We received gross proceeds of $5,642,840 in exchange for the issuance of the common shares and the warrants, and after payment of expenses we expect net proceeds of approximately $5,305,700. As a part of the above-described placement, we issued warrants (identical to the unit warrants) to the placement agent and a consultant exercisable to purchase, in the aggregate, up to 690,960 common shares. The selling shareholders listed in the table below are the purchasers of units in the private placement and the agent and consultant referred to above.

			Ownership After
			Offering if All Shares
			Offered Hereby Are Sold
	Shares Owned	Shares Being
Selling Shareholders	Prior to Offering[1]	Offered[2]	Shares	Percent

Clare Askew	189,000	189,000	—	—
Associated Jewish Community Federation of Baltimore	433,350	433,350	—	—
AU Capital	300,000	300,000	—	—
The Prudent Bear Fund	2,112,500	750,000	1,362,500	2.1
BMO Nesbitt Burns Corp.	575,800	575,800	—	—

				Ownership After
				Offering if All Shares
				Offered Hereby Are Sold
	Shares Owned		Shares Being
Selling Shareholders	Prior to Offering[1]		Offered[2]	Shares		Percent

Peter Bradford and Vicki Bradford	993,333	[3]	300,000	693,333	[3]	1.1
California Wellness Foundation	1,748,700		1,241,700	507,000		*
Cheyne Walk	1,208,150		558,150	650,000		1.0
CHW Funded Depreciation	457,000		104,400	352,600		*
CHW Philanthropic	77,250		77,250	—		—
CHW Retirement	436,550		185,250	251,300		*
CHW Self Insurance	71,050		16,050	55,000		*
CHW Workers Comp	35,950		5,250	30,700		*
Michael Emmerman	1,050,000		900,000	150,000		*
First Eagle SoGen Gold Fund	315,000		315,000	—		—
The Gabelli Gold Fund, Inc.	300,000		300,000	—		—
Glaxosmithkline Cash Balance Plan	803,200		625,500	177,700		*
Kaiser Family Foundation	771,150		771,150	—		—
Linker Revocable Trust	23,050		13,050	10,000		*
Los Angeles County Municipal Transit Authority	710,350		460,350	250,000		*
Anthony Low-Beer	1,315,160	[4]	1,315,160 [4]	—		—
Metropolitan Museum of Art	1,288,650		1,288,650	—		—
OS Ventures	218,000		138,000	80,000		*
Jeffrey Rymer	37,000		15,000	22,000		*
S&J Partners	161,200		46,200	115,000
Michelle Stein	278,000		270,000	8,000		*
TCMP3 Partners	300,000		300,000	—		—
TCW Enterprise Fund (USA) L.P.	525,000		525,000	—		—
TCW Enterprise Fund NV	1,575,000		1,575,000	—		—
Garret G. Thunen and Carol Thunen	450,000		450,000	—		—
Tocqueville Gold Fund	1,650,000		1,650,000	—		—
University of Oregon Foundation	425,700		170,700	255,000		*

			Ownership After
			Offering if All Shares
			Offered Hereby Are Sold
	Shares Owned	Shares Being
Selling Shareholders	Prior to Offering[1]	Offered[2]	Shares	Percent

Van Eck International Investors Gold Fund	750,000	750,000	—	—
Vertex One Asset Management	300,000	300,000	—	—

     * Less than 1%

     1 Includes common shares issuable upon exercise of the warrants and upon exercise or conversion of other securities exercisable to purchase or convertible into common shares, assuming no change in the number and kind of securities for which such securities are exercisable or into which such securities are convertible.

     2 Includes common shares issuable upon exercise of the warrants. The actual number of common shares issued upon the exercise of warrants is subject to change under certain circumstances to prevent dilution and the number of common shares offered by each selling shareholder is subject to change in such circumstances.

     3 Includes 683,333 shares obtainable on exercise of options.

     4 Includes shares held in an Individual Retirement Account maintained by Mr. Low-Beer.

     Peter J. Bradford is our President and CEO. BMO Nesbitt Burns Corp. acted as our agent and Anthony Low-Beer acted as a consultant in connection with the placement of the units. Clare Askew is the daughter of James Askew, one of our directors. None of the other selling shareholders has had any material relationship with us or any of our affiliates within the past three years.

     In recognition of the fact that each selling shareholder may wish to be legally permitted to sell its shares when it deems appropriate, we have agreed with the selling shareholders to file with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended (which we refer to in this prospectus as the Securities Act), a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares, and we have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the shares are no longer required to be registered for sale by the selling shareholders.

PLAN OF DISTRIBUTION

     We are registering the shares covered by this prospectus for the selling shareholders. The selling shareholders and their pledgees, donees, transferees or other successors in interest may sell the shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. In addition, the shares may be sold by one or more of the following methods:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchases;

•	privately negotiated transactions;

•	any combination of these methods of sale; or

•	any other legal method.

     We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares. We have agreed with the selling shareholders to indemnify each other against certain liabilities, including liabilities arising under the Securities Act, that relate to statements or omissions in the registration statement of which this prospectus forms a part.

     Regulation M under the Securities Exchange Act of 1934 provides that during the period that any person is engaged in the distribution, as defined in Regulation M, of our common shares, such person generally may not purchase our common shares. The selling shareholders are subject to these restrictions, which may limit the timing of purchases and sales of our common shares by the selling shareholders. This may affect the marketability of our common shares.

     The selling shareholders may negotiate and pay brokers or dealers commissions, discounts or concessions for their services. In effecting sales, brokers or dealers engaged by the selling shareholders may allow other broker or dealers to participate. However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of the section 2(a)(11) of the Securities Act. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If any of the selling shareholders qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of section 5(b)(2) of the Securities Act.

     In addition to selling its shares under this prospectus, the selling shareholders may:

•	agree to indemnify any broker or dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act;

•	transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

LEGAL MATTERS

     Field Atkinson Perraton, Calgary, Alberta, Canada, has provided its opinion on the validity of the common shares.

EXPERTS

     The financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The statements of reserves, production and mineral deposits at Bogoso/Prestea incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been so included in reliance on the Qualifying Report on the Bogoso/Prestea Project, Ghana of Keith McCandlish, P.Geol., and Alan L. Craven, P.Eng., of Associated Mining Consultants Ltd. dated December 13, 2001 given on their authority as experts in mining engineering and geology.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference our publicly-filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our annual report on Form 10-K for the year ended December 31, 2001, as filed on March 29, 2002;

2.	The description of our common shares as described in our registration statement on Form 8-A filed by us on August 23, 1993.

     We will furnish without charge to you, on written or oral request, a copy, excluding exhibits, of any or all of the documents incorporated by reference. You should direct any requests for documents to Allan J. Marter, Chief Financial Officer, Golden Star Resources Ltd., 10579 Bradford Road, Suite 103, Littleton, Colorado, 80127-4247, telephone (303) 830-9000.

     The information relating to us contained in this prospectus is not comprehensive and should be read with the information contained in the incorporated documents.

AVAILABLE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC’s public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 233 Broadway, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

     Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. You should refer to the copy of such contract or other document filed as an exhibit to the registration statement.